SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	June	2007

Commission File Number	000-51034

ACE Aviation Holdings Inc.

(Translation of registrant’s name into English)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________

DOCUMENT INDEX

1.	Report on voting results following the annual and special meeting of shareholders of ACE Aviation Holdings Inc. held on May 29, 2007

Document 1

ACE AVIATION HOLDINGS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MAY 29, 2007

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 –
Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of shareholders of ACE Aviation Holdings Inc. (the “Corporation”) held on May 29, 2007 (the “Meeting”), in accordance with Section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon		Voting Result

1.	Election of Directors	■

The eleven (11) nominees for Directors that were proposed by management of the Corporation, being Bernard Attali, Robert E. Brown, Carlton D. Donaway, Michael M. Green, W. Brett Ingersoll, Pierre Marc Johnson, Richard H. McCoy, John T. McLennan, Robert A. Milton, David I. Richardson and Marvin Yontef were elected pursuant to a vote conducted by ballot.

		■	98.6% of the votes were cast in favour of all nominees

2.	Appointment of PricewaterhouseCoopers LLP as Auditor	■	PricewaterhouseCoopers LLP were appointed as the Corporation’s auditor pursuant to a vote conducted by ballot.
		■	99.3% of the votes were cast in favour.

3.	Approval of the amendments to the Option Plan of ACE Aviation Holdings Inc. as set out in Schedule C in the Management Proxy Circular	■	The approval of the amendments to the Option Plan of ACE Aviation Holdings Inc. as set out in Schedule C in the Management Proxy Circular was approved pursuant to a vote conducted by ballot.
■

62% of the votes were cast in favour of the adoption of the resolution and 38% of the votes were cast against. As set out in the Management Proxy Circular, 47,508 Class B voting shares held by insiders of the Corporation eligible to participate in the Option Plan were disregarded for the purpose of the vote on the amendments to the Option Plan.

Dated this 30th day of May, 2007

CIBC Mellon Trust Company

/s/ R. Bourdon

Ronald Bourdon

Scrutineer

/s/ M. Bynoe

Monica Bynoe

Scrutineer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE AVIATION HOLDINGS INC.

(Registrant)
Date:	June 1, 2007	By:	/s/ Carolyn M. Hadrovic

			Name:	Carolyn M. Hadrovic
			Title:	Corporate Secretaty